

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2020

Joanna Coles
Chief Executive Officer
Northern Star Investment Corp. II
c/o Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, NY 10174

> **Re: Northern Star Investment Corp. II**
> **Draft Registration Statement on Form S-1**
> **Submitted December 4, 2020**
> **CIK No. 0001834518**

Dear Ms. Coles:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted December 4, 2020

Prospectus Summary
Our business combination process, page 4

1.   We note your disclosure that each of your officers and directors is also an officer and/or director of Northern Star Acquisition Corp. ("Northern Star I"), "a blank check company like [y]ours and is currently searching for an initial business combination." Please revise to explain how the shared management will prioritize and allocate opportunities and potential business target candidates between the two entities. Please also clarify whether Northern Star I will be given priority over you when presenting potential candidates for an

initial business combination. In this regard, we note that Northern Star I completed its initial public offering prior to you and may have an earlier initial business combination deadline. As applicable, please revise the related risk factor at page 45 and update your conflicts of interest disclosures.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeffrey Gallant